UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025.

Commission File Number 001-41976

Solarbank Corporation

(Translation of registrant’s name into English)

505 Consumers Rd., Suite 803

Toronto, Ontario, M2J 4Z2 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 - 99.9 to this report on Form 6-K furnished to the SEC are expressly incorporated by reference into the Registration Statement on Form F-10 of SOLARBANK CORPORATION (File No. 333-279027), as amended and supplemented.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2025	Solarbank Corporation

	By:	/s/ Sam Sun
Sam Sun
Chief Financial Officer & Corporate Secretary

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Exhibit Index

Exhibit	Description of Exhibit

99.1	Form of Securities Purchase Agreement, between SolarBank Corporation and the purchasers identified on the signature pages thereto, dated as of March 20, 2025.

99.2	Placement Agency Agreement, between SolarBank Corporation and A.G.P./Alliance Global Partners, as placement agent, dated as of March 20, 2025.

99.3	Form of Common Warrant.

99.4	Form of Placement Agent Warrant.

99.5	Consent of ZH CPA, LLC dated March 20, 2025.

99.6	Consent of MSLL CPA LLP dated March 20, 2025.

99.7	Consent of Doane Grant Thornton LLP dated March 20, 2025.

99.8	Consent of Evans & Evans, Inc. dated March 20, 2025.

99.9	Consent of Hodgson Russ LLP dated March 20, 2025.

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